December 13, 2011	99 GARNSEY ROAD
PITTSFORD, NY 14534
(585) 419-8800

THOMAS E. WILLETT

	DIRECT:	(585) 419-8646
Via Electronic Transmission	FAX:	(585) 419-8818
TWILLETT@HARRISBEACH.COM

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lucid, Inc. Registration Statement on Form S-1 Amended June 27, 2011, August 1, 2011, September 7, 2011 and September 20, 2011 No. 333-173555

Dear Ms. Ravitz:

On behalf of Lucid, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.  An electronic version of Amendment No. 6 concurrently has been filed with the Securities and Exchange Commission (the “Commission”) through its EDGAR system.  The enclosed Amendment No. 6 has been marked to reflect changes made to the original filing.

Amendment No. 6 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated September 22, 2011.  Set forth below are the Registrant’s responses to the Staff’s comments.  For convenience of reference, the text of the Staff’s comments in the Staff’s letter has been reproduced in italicized type herein.

Our Business, page 3

1.             Given your response to prior comment 1 and the methodology and nature of the questions contained in the survey, it is unclear how including the summary disclosure regarding its results is consistent with providing objective, balanced disclosure in your summary.  Therefore, please revise to remove the reference to it or advise.

The Registrant has removed the references to the survey.

Six Month Periods Ended June 30, 2011 and 2010, page 47

2.             We noted the significant increase in your product sales for the six month period ended June 30, 2011 compared to the six month period ended June 30, 2010 and also noted your related discussion states only that the increase in revenues during the referenced period was primarily attributable to a continued increase in distributor sales in Europe and China and direct sales in the U.S. and Brazil and that these increases are primarily a result of sales of your devices to new customers. We refer to our prior comment 14 in our letter dated May 12, 2011.  In light of the significant increase in revenue for the comparable periods, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management.  When individual line items in your statements of operations, including expenses, significantly fluctuate in comparison to the comparable prior period, please quantify and disclose each relevant material factor that explains the changes in your product sales, such as price changes from period to period and disclose the nature of or reason for each factor causing the aggregate change. Your analysis should also reveal underlying material causes of the factors described and any expected future impact on operating results.  Please address this comment in your MD&A disclosures in future amendments to this filing.  For further guidance, please refer to Item 303 and the related instructions in Regulation S-K  as well as SEC Interpretive Release No. 33-8350.

The Registrant has updated the Registration Statement to include financial information for the nine months ended September 30, 2011. The Registrant has also revised its MD&A disclosure at page 48 to quantify and disclose each material factor that explains the changes in its product sales for the nine months ended September 30, 2011, as compared with the nine months ended September 30, 2010.  In addition, it has expanded the disclosure to provide information concerning sales by geographic region.

Pre-FDA Clearance Devices, page 78

3.             Please refer to the second  paragraph.  It is our understanding that MELA Sciences recently received approval from the European Union to market its MelaFind product. Please revise to disclose this information and the competitive effect on you.

The prospectus has been revised at page 81 to disclose both the approval from the European Union, as well as the more recent receipt by MELA Sciences of the FDA’s approval of their “pre-market approval” application.  The discussion in this section also sets out the Registrant’s view as to the competitive effect of these developments.

Reimbursement, page 78

4.             We note your response to prior comment 7 and the consent filed as Exhibit 23.3.  Please revise your disclosure to identify who provided the advice mentioned in your document.  Also, your conclusions regarding cash-flow neutrality appear to be based in significant part on (1) the “Section 179 deduction,” which appears to be available only in the first year; and (2) that 28 additional patients will be need to see a dermatologist for procedures reimbursed at the same rate as surgeries.  Please revise to disclose these assumptions, quantifying, if possible, the effect after the first year of adoption.

The prospectus has been revised at page 87 to disclose the consulting firm that has furnished the advice included in the disclosure. The prospectus has also been revised at page 78 to clarify that it is the Registrant’s belief that acquisition of a VivaScope will be cash flow neutral in the first year of adoption and that cash flow or cash loss in subsequent years will be dependent upon the number of patients imaged and the amount of new patients seeking non-invasive VivaScope imaging.

Related Party Transactions, page 100

5.             If you intend to use the proceeds of the offering to pay Mr. Crane in addition to Mr. Eastman, as indicated in your response to prior comment 2, please revise to state so directly.  Also, please quantify the fees to be paid to Northeast LCD Capital upon completion of this offering.

The prospectus has been revised at page 106 to disclose that portion of the proceeds from the offering may be applied to the payment of the next scheduled installment payment of Mr. Crane’s note.

Principal and Selling Stockholders, page 104

6.             We reissue the last sentence of prior comment 11 because it appears you have not revised the reference to a July 2010 offering, contrary to your response.

The reference on page 108 in footnote 16 has been corrected and now refers to the July 2011 Convertible Note Offering.

Financial Statements Table of Contents, page F-1

General

7.             Please include currently dated accountants’ consents in your next amendment.

A currently dated accountants’ consent is included as Exhibit 23.1 to Amendment No. 6 to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-13

8.             Please include a properly signed and dated audit report without a preamble herein prior to effectiveness of this registration statement.

A signed and dated audit report is included at page F-13 of the prospectus included in Amendment No. 6 to the Registration Statement.

If you have any questions regarding this filing, please feel free to call the undersigned at (585) 419-8646 or, in my absence, Alyssa Fontaine at (585) 419-8719.

Very truly yours,

/s/ Thomas E. Willett
Thomas E. Willett